SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 25, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held Corporation
Corporate Taxpayer’s Identification (CNPJ) #43.776.517/0001-80
Companies Registrar (NIRE) #35.3000.1683-1
SUBSCRIBED AND PAID-UP CAPITAL: R$ 3,403,688,565.23

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp are duly called, as provided for by the Article 12 of the Company’s By-Laws to participate in the Extraordinary General Meeting to be held on November 08, 2004, at 4:00 pm, at the company’s headquarters, located at Rua Costa Carvalho nº 300, in the city of São Paulo in order to resolve on the following Agenda:

I.

Amendment to the articles 5 and 7 of the By-Laws, including in the article 5 reference to the capital stock amount, expressed in domestic currency, as well as the number of shares and transferring to the Article 7 the reference to the limit of authorized capital increase.

II.	Other issues of the Company’s interest.

General Instructions:

The powers of attorney for the Meeting shall be handed over at the company’s headquarters 24 hours before the meeting. The shareholders participating in the Stock Exchange Fungible Custody intending to take part in the Meeting shall submit a statement informing their respective shareholding, issued two (2) days before the meeting.

São Paulo, October 22, 2004.

Gustavo de Sá e Silva
Board member answering for the Board of Directors Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: October 25, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.